Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 000-30203

The following letter was sent to certain customers of ScanSoft, Inc. on May 9, 2005:

To our valued ScanSoft Customers,

We have exciting news to share that we believe will allow us to deliver even more innovative, highly productive speech solutions to your organization. As a valued customer, we wanted to provide you with details and reassure you of our commitment to you as your chosen speech partner.

On May 9, 2005 ScanSoft and Nuance announced a definitive agreement to merge, whereby ScanSoft will acquire all outstanding Nuance common stock. Both companies’ Boards of Directors have given their approval and we expect the transaction to close in September 2005. During the transition period (between the announcement and the transaction’s completion), ScanSoft and Nuance will continue to operate as usual with both companies servicing their customers with the same commitment to customer service and product quality you’ve come to expect.

The benefits to you will be significant. When the transaction is complete, current ScanSoft and Nuance customers will have access to:

•	A Comprehensive Speech Portfolio – The combined organization will offer customers a comprehensive speech portfolio with expertise in all speech domains including network speech for call centers and Telco directory assistance and premium services, embedded speech for automobiles and handsets and dictation for healthcare transcription and business productivity.

•	Deep Technical Resources – The combined organization brings together an array of resources – from 300 speech scientists and engineers, 250 specialized professional services employees and a patent portfolio comprising more than 250 patent families – to deliver the continue a heritage of innovation and industry firsts between ScanSoft and Nuance.

•	Deep Professional Services Expertise – The combined organization brings together a deep, experienced and speech focused professional services organization responsible for providing services to thousands of applications worldwide. The organization shares a common passion: An obsession with customer results and caller satisfaction.

Investment Protection and Future Solutions

Today and into tomorrow, the full range of ScanSoft products will be available and enhanced for existing and new customers and partners. Looking ahead, the company plans to combine the best of both companies’ technologies into unified product offerings, which we expect to continue to be leading solutions in their respective categories. To ensure your investment protection we will invest and maintain compatibility between today’s technologies and future offers – both ScanSoft’s and Nuance’s – and of course we will continue to support MRCP, an industry standard. Nothing is more important to us then delivering to you increasingly powerful technologies with quick and simple upgrade paths.

Two Phases and What you can Expect

There are two phases between the announcement of the merger and the final closing of the transaction. Phase one involves the actions we are taking immediately to assure our customers and partners consistency and continuity of product lines and support. Phase two is the longer term planning regarding the future direction and development goals of the combined organization. Both are in process now.

•	Phase one: During the next few months, both ScanSoft and Nuance will operate as separate entities and both companies are committed to providing you with the best solutions to meet your product needs. We encourage you to continue to work closely with your ScanSoft company contacts, and note that if you have an agreement with either company, when the merger becomes final, your current agreement will remain in force. Of course, as a combined company we will honor contractual obligations currently in place between ScanSoft or Nuance and its customers.

•	Phase two: The companies have an integration team in place to begin the planning process of merging the companies. We will provide post-merger plans as soon as possible after the transaction closes. Our planning objectives will focus on creating a combined organization that best meets our customers’ needs – your needs – at all points of contact: business, project, engineering and support.

We couldn’t be more excited to bring you increasingly powerful, sophisticated speech applications that better attain your business objectives.

Please feel free to contact your account manager or me with any questions you may have and we wish you continued success with speech today, and well into the future.

Sincerely,

Steve Chambers
President, SpeechWorks Solutions
ScanSoft, Inc.

Enclosures:	Press Release FAQ

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a

Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, benefits and synergies of the transaction, and any other statements about ScanSoft managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies; and the other factors described in ScanSoft’s Annual Report on Form 10K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.